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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




 In the Matter of                                      CERTIFICATE


 Atlantic City Electric Company                            OF


 File No. 70-9307                                     NOTIFICATION



 (Public Utility Holding Company                   PURSUANT TO RULE 24
 Act of 1935)


         This Certificate of Notification is filed by Atlantic City Electric Company ("ACE"), a New Jersey corporation and an operating public utility company under the Public Utility Holding Company Act of 1935, as amended (the "Act") in connection with the Form U-1 Application (File No. 70-9307) as amended, filed by ACE under the Act, requesting Commission authorization under Sections 9(a)(1) and 10 for ACE to purchase two 39.30 megawatt combustion turbine generating units and accessory equipment located in Upper Deerfield Township, New Jersey for a purchase price of $8 million.

         The foregoing transaction as described above and in the Application has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the Order issued by the Commission with respect thereto.
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                               S I G N A T U R E


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


                                               ATLANTIC CITY ELECTRIC COMPANY



                                               By:     /s/ Louis M. Walters
                                                       --------------------
                                                       Louis M. Walters
                                                       Treasurer


                                               Dated: July 20, 1998
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                                 EXHIBIT INDEX


F-2                       Past-tense opinion of counsel.